March 20, 2009

NEWS RELEASE

CLIFTON STAR RESOURCES INC. ANNOUNCES FINANCING WITH
MINERALFIELDS GROUP

Clifton Star Resources Inc. (the “Company”) is pleased to announce a non-brokered private placement of up to 731,707 Units (each a “Unit”), each Unit consisting of one flow-through common share (each a “Share”) and one non flow-through share purchase warrant, (each a “Warrant”) at a price of $2.05 per Unit (the “Private Placement”). Each Warrant will be exercisable for a period of 24 months from the closing of the Private Placement at a price of $2.42 per Share. This is the tenth private placement from MineralFields Group (“Mineralfields”). The Company and Mineralfields began discussions on the Private Placement last week.

The Company shall issue a finder’s fee to the Limited Market Dealers equal to 5% of the Units subscribed for, payable in Shares as well as finder’s fee units (“Finder’s Units”) equal to 10% of the number of Units subscribed for. The Finder’s Units are exercisable at a price of $2.05 and will consist of one Share and one Warrant, each Warrant exercisable at a price of $2.42 for a period of 24 months from the closing of the Private Placement.

About MineralFields, Pathway and First Canadian Securities®

MineralFields Group (a division of Pathway Asset Management), based in Toronto and Vancouver, is a mining fund with significant assets under administration that offers its tax- advantaged super flow-through limited partnerships to investors throughout Canada as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds (including the Pathway Multi Series Funds Inc. corporate-class mutual fund series). Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities ® is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, and offers investment banking, mergers and acquisitions, and mining industry consulting, services to resource companies. MineralFields and Pathway have financed several hundred mining and oil and gas exploration companies to date through First Canadian Securities ®.

CLIFTON STAR RESOURCES INC.

“Harry Miller”

HARRY MILLER, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.